UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AtriCure, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04963C209

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G

CUSIP No. 04963C209	Page 2 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). Camden Partners Strategic II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 931,790
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 931,790
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,790
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON* OO

13G

CUSIP No. 04963C209	Page 3 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). Camden Partners Strategic Fund II-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 931,790
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 931,790
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,790
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON* PN

13G

CUSIP No. 04963C209	Page 4 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). Camden Partners Strategic Fund II-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 931,790
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 931,790
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,790
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON* PN

13G

CUSIP No. 04963C209	Page 5 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). Camden Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 931,790
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 931,790
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,790
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON* OO

13G

CUSIP No. 04963C209	Page 6 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). Richard M. Berkeley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 931,790
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 931,790
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,790
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON* IN

13G

CUSIP No. 04963C209	Page 7 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). Donald W. Hughes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 931,790
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 931,790
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,790
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON* IN

13G

CUSIP No. 04963C209	Page 8 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). David L. Warnock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 931,790
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 931,790
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,790
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON* IN

This Amendment No. 3 to Schedule 13G (“Amendment No. 3”) relating to AtriCure, Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13G filed with the Commission on December 31, 2005 (as previously amended, the “Schedule 13G”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13G. Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13G.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Item 1(b) is hereby deleted and replaced in its entirety by the following:

6217 Centre Park Drive, West Chester, OH 45069

Item 2	(a).	Name of Person Filing:

Item 2(a) is hereby deleted and replaced in its entirety by the following:

This statement is filed on behalf of (each a “Reporting Person”): Camden Partners Strategic II, LLC (“CPS II”), Camden Partners Strategic Fund II-A, L.P. (“Fund II-A”), Camden Partners Strategic Fund II-B, L.P. (“Fund II-B” and together with Fund II-A, the “Funds”), Camden Partners Holdings, LLC (“CPH”), Richard M. Berkeley (“Berkeley”), Donald W. Hughes (“Hughes”) and David L. Warnock (“Warnock”). Richard M. Johnston is now retired and accordingly is no longer included as a reporting person herein.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Item 2(b) is hereby deleted and replaced in its entirety by the following:

500 East Pratt Street, Suite 1200, Baltimore, MD 21202

Item 4.	Ownership.

Item 4 is hereby deleted and replaced in their entirety by the following:

	(a)	Amount beneficially owned:

CPS II is the sole general partner of each of the Funds. Berkeley, Hughes and Warnock (collectively, the “Managing Members”) are each managing members of CPS II. CPH is a management company associated with the Funds. The limited partnership agreement for each of the Funds provides that any securities that are acquired by both of the Funds shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of the Funds’ respective investments. The limited partnership agreement for Fund II-A provides that it will invest on a side-by-side basis with Fund II-B. Notwithstanding these provisions, there is no agreement between the Funds that provides the other with any right to enforce these provisions. CPH, the Funds and the Managing Members each disclaims being members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act.

Because of their relationship as affiliated entities, each of the Funds and CPH may be deemed to own beneficially the securities held of record by each other. Each of the Funds and CPH hereby disclaim beneficial ownership of any securities not held of record by it. As the sole general partner of the Funds, CPS II may be deemed to own beneficially the securities held of record by each of the Funds. CPS II disclaims beneficial ownership of any securities not held of record by it, except to the extent of its pecuniary interest therein. The Managing Members may be deemed to own beneficially the securities held of record by each of the Funds and CPH. Each of the Managing Members hereby disclaims beneficial ownership of any securities not held of record by him, except to the extent of his pecuniary interest therein.

Fund II-A is the holder of record of 868,605 shares of the Issuer’s Common Stock. Fund II-B is the holder of record 51,527 shares of Issuer’s Common Stock. CPH is the holder of record of 11,658 shares of the Issuer’s Common Stock.

	(b)	Percent of class:

All calculations of beneficial ownership percentages are based on the Issuer’s report of having 16,247,507 shares of Common Stock issued and outstanding as of October 31, 2011, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2011. The percentages of beneficial ownership reported herein reflect the beneficial ownership if each of the Reporting Persons is deemed to be the beneficial owner of all of the shares of Common Stock held of record by the Funds.

CPS II	5.7%
Fund II-A	5.7%
Fund II-B	5.7%
CPH	5.7%
Berkeley	5.7%
Hughes	5.7%
Warnock	5.7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

CPS II	0
Fund II-A	0
Fund II-B	0
CPH	0
Berkeley	0
Hughes	0
Warnock	0

(ii)	Shared power to vote or to direct the vote

CPS II	931,790
Fund II-A	931,790
Fund II-B	931,790
CPH	931,790
Berkeley	931,790
Hughes	931,790
Warnock	931,790

(iii)	Sole power to dispose or to direct the disposition of

CPS II	0
Fund II-A	0
Fund II-B	0
CPH	0
Berkeley	0
Hughes	0
Warnock	0

(iv)	Shared power to dispose or to direct the disposition of

CPS II	931,790
Fund II-A	931,790
Fund II-B	931,790
CPH	931,790
Berkeley	931,790
Hughes	931,790
Warnock	931,790

Exhibits

The reference to Exhibit 1 is hereby deleted and replaced in its entirety by the following:

Exhibit 1 — Agreement of Joint Filing (attached).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2012

Camden Partners Strategic Fund II-A, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes
Name: Donald W. Hughes
Title: Managing Member

Camden Partners Strategic Fund II-B, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes
Name: Donald W. Hughes
Title: Managing Member

Camden Partners Strategic II, LLC

/s/ Donald W. Hughes
Name: Donald W. Hughes
Title: Managing Member

Camden Partners Holdings, LLC

/s/ Donald W. Hughes
Name: Donald W. Hughes
Title: Chief Financial Officer

Richard M. Berkeley

/s/ Donald W. Hughes, Attorney-in-Fact

Donald W. Hughes

/s/ Donald W. Hughes

David L. Warnock

/s/ Donald W. Hughes, Attorney-in-Fact